Thornburg Value Fund

INDEX COMPARISON

Compares performance of Thornburg Value Fund and the Standard & Poor's 500 Index for the period November 2, 1998 to March 31, 2001. Past performance of the Index and the Fund may not be indicative of future performance.



Class A Shares

Average Annual Total Returns (at max. offering price) (periods ended 3/31/01)

One Year:	(13.51)%
Five Years:	21.12%
Since Inception (10/1/95):	21.08%